UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 3, 2011

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated September 21, 2011.

•	Press Release dated September 22, 2011.

•	Press Release dated September 28, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 3, 2011	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE

Enbridge and RES Americas celebrate completion of the $535 Million Cedar Point Wind Project

CALGARY, Alberta – (September 21, 2011) – Enbridge Inc. (TSX, NYSE: ENB) and Renewable Energy Systems Americas (RES Americas) are celebrating the completion of Enbridge’s Cedar Point Wind Project today in Limon, Colorado.

The 250 megawatt (MW) project will generate enough clean electricity to meet the needs of about 80,000 homes and avoid almost 783,000 tons of carbon dioxide emissions annually. Power generated by the project will be purchased under a long term contract with the Public Service Company of Colorado, a subsidiary of Xcel Energy.

“Wind energy is a key component of Enbridge’s strategy to invest in renewable energy sources that complement our core operations, generate solid returns and stable cash flow, and benefit the environment,” said Al Monaco, President, Gas Pipelines, Green Energy & International. “We are also pleased that this project has created near-term employment in Colorado, and has advanced the state’s renewable energy policy objectives. The Cedar Point Wind Project is our first U.S. wind investment, an excellent addition to our rapidly growing renewable energy portfolio.

“We’re delighted to once again partner with RES Americas, which developed and constructed Cedar Point,” Monaco continued, “and to be here, ahead of schedule, to officially open the facility and mark the delivery of a new source of emissions-free electricity to the Colorado power grid.”

To date, Enbridge’s renewable and alternative energy portfolio includes interests in seven wind projects, three solar farms—including the 80 MW Sarnia Solar Project—one of the largest of its kind in the world, a geothermal plant, four waste heat recovery facilities and fuel cell technology. Together, these installations have the capacity to generate almost 860 MW of clean electricity, meet the needs of almost 270,000 homes, and an estimated 1.4 million tons of avoided carbon dioxide emissions over the life of the project.

“RES Americas congratulates Xcel Energy on adding 250 megawatts of power to Colorado’s clean energy future,” said Susan Reilly, CEO of RES Americas. “This is an excellent example of the success of the Treasury Grant Program – wind projects like Cedar Point not only generate clean, renewable energy, they also create jobs, drive investment, and diversify our nation’s energy portfolio. We’ve enjoyed working with Enbridge, Vestas, and the many other vendors and sub-contractors to make Cedar Point a success, and we look forward to working with other Colorado communities on future renewable energy projects.”

TJ Deora, director of the Governor’s Energy Office, said, “Thanks to the industry’s tremendous advances in technology and Colorado’s rich wind resources, electric customers benefit from this low cost resource. In addition, wind development is creating jobs, bolstering rural economic development and helping to mitigate the risk of potentially volatile conventional fuel costs. We are particularly pleased that Broomfield-based RES Americas developed and built the facility. The State of Colorado welcomes the project owner, Enbridge, to the growing number of renewable energy companies that are now such a vital part of our state’s economy.”

To celebrate its membership in the Limon community, Enbridge today announced a donation to the Limon School District. During the last year, Enbridge also has given donations to local first responders, the Limon Rodeo, Relay for Life and the Limon Child Development Center.

Enbridge looks forward to a long and mutually prosperous relationship with the residents of Limon and surrounding communities.

Cedar Point Wind Project at a glance:

Location:	Limon, Colorado
Capacity Peak:	About 250 MW
Annual Yield:	About 875,000 MWh
Equivalent Homes Served:	About 80,000
Purchase Price (100%):	US $535 Million
Technology (turbines):	Vestas V90 1.8 MW turbines
Construction:	Fixed price, turnkey EPC contract
Energy Purchaser:	Public Service Company of Colorado (PSCo)(20 year agreement)
Interconnection:	PSCo
Construction:	Begin—2010/Complete—September 2011
Jobs created:	More than 365 jobs in the community during construction; up to 12 local, full-time operational jobs

About Enbridge

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2011 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,500 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100

Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com.

About RES Americas

Renewable Energy Systems Americas Inc. (RES Americas) is a fully-integrated renewable energy company that develops, constructs, owns, and operates projects across the United States (US) and Canada. RES Americas has more than 5,200 MW under construction or constructed, which represents more than 10% of the operating installed wind capacity in the US, and has more than 9,000 MW in development. RES Americas’ corporate office is located in Broomfield, CO with regional offices located in Austin, TX, Portland, OR, and Minneapolis, MN. RES Americas is part of the RES Group, a leading international renewable energy developer. For more information, please visit www.res-americas.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

ENBRIDGE

Stephen Stewart/Jennifer Varey	Jody Balko
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: stephen.stewart@enbridge.com	Email: jody.balko@enbridge.com

Jennifer.varey@enbridge.com

RES AMERICAS

Raheleh Folkerts

Media

(303) 439-4200

Email: raheleh.folkerts@res-americas.com

Downloadable photographs and video clips are available at

www.enbridge.com/cedarpointmedia

NEWS RELEASE

Enbridge Gas Distribution Adjusts Prices

TORONTO, September 22, 2011 – Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective October 1, 2011.

For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in an overall decrease of approximately $27 annually. This is primarily due to decreased commodity costs.

Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see a decrease of about $1 annually.

The total effect on a customer’s bill depends on how much gas a customer uses.

Effective October 1, 2011, Enbridge Gas Distribution’s Gas Supply Charge will decrease from 14.93 cents per cubic metre (¢/m³) to 13.69 ¢/m³. The Cost Adjustment includes a refund on Gas Supply of 1.46 ¢/m³. Combined, these result in an effective Gas Supply Charge of 12.23 ¢/m³.

Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.

Natural gas is the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average about 52 per cent less expensive than electricity and about 53 per cent less expensive than oil.**

Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and a Top 100 Canadian Employer for 2010. Enbridge Gas Distribution and its affiliates distribute natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. For more information, go to www.enbridgegas.com.

*A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

** Based on a five-year rolling average from November 2006 to October 2011. Natural gas prices are based on Enbridge Gas Distribution’s prices up to and including October 2011 rates. Electricity prices are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including current rates, approved in May 2011. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of July 2011. The calculations are done on an energy equivalent basis. Estimates do not include taxes or any rental or financing costs.

Media contact:

Chris Meyer

Tel: 416-753-6626

chris.meyer@enbridge.com

NEWS RELEASE

Enbridge Day 2011 Investment Community Conference to be Webcast

CALGARY, Alberta, September 28, 2011 – Enbridge Inc. (TSX and NYSE: ENB) will hold its thirteenth annual Enbridge Day Investment Community Conference on Tuesday, October 4th in Toronto and Wednesday, October 5th in New York. Senior management will provide an update on Enbridge’s business activities, including discussions around the current market environment and our strategic focus going forward.

The October 4th Enbridge Day conference in Toronto will be webcast beginning at 8 a.m. Eastern time. Interested parties may register for the webcast here. The webcast will be archived and available for replay October 5th on the Enbridge website at http://www.enbridge.com/InvestorRelations/Events.aspx. A complete transcript and MP3 will be available on the website shortly thereafter.

The webcast format will be listen-only with the Q&A portion of the conference held live and on-site in Toronto.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community	Enbridge Inc. – Media

Jody Balko	Jennifer Varey
(403) 231-5720	(403) 508-6563/(888) 992-0997
Email: jody.balko@enbridge.com	Email: jennifer.varey@enbridge.com